UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
ROYAL FINANCIAL, INC.
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)

78027P109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78027P109

1.	Names of Reporting Persons. Royal Financial, Inc. Employee Stock Ownership Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	105,800
	6. Shared Voting Power	75,320
	7. Sole Dispositive Power	181,120
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,120
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.08%
12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 78027P109

Item 1.

(a)	Name of Issuer
Royal Financial, Inc.
(b)	Address of Issuer’s Principal Executive Offices
9226 South Commercial Avenue, Chicago, Illinois 60617

Item 2.

(a)	Name of Persons Filing
Royal Financial, Inc. Employee Stock Ownership Trust, through its Trustee, First Bankers Trust Services, Inc.
(b)	Address of Principal Business Office or, if none, Residence
Business address of Trustee: 2321 Kochs Lane, Quincy, Illinois 62305
(c)	Citizenship
Illinois
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 78027P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:
181,120
(b)	Percent of class:
7.08% (based on shares reported outstanding as of November 13, 2009)

CUSIP No. 78027P109

(c)	Numer of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 105,800*
(ii)	Shared power to vote or direct the vote: 75,320*
(iii)	Sole power to dispose or to direct the disposition of: 181,120
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

______________________________________

* As of December 31, 2009, 105,800 shares held in the Royal Financial, Inc. Employee Stock Ownership Trust (the “ESOP Trust”) were unallocated, and 75,320 shares held in the ESOP Trust had been allocated to the accounts of participating employees.  The trustee of the ESOP Trust votes the allocated shares held in the ESOP in accordance with instructions given by the participating employees.  Unallocated shares held in the ESOP Trust and allocated shares for which no directions have been received will generally be voted by the trustee in proportion to how the trustee was directed to vote the allocated shares, subject in each case to the fiduciary duties of the ESOP trustee and applicable law.

CUSIP No. 78027P109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2010

First Bankers Trust Services, Inc., not in its individual or corporate capacity but solely as the Trustee of The Royal Financial, Inc. Employee Stock Ownership Trust
By:	/s/Linda Shultz
Linda Shultz, Trust Officer